Exhibit 3.6
CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION OF
CHINA YONGXIN PHARMACEUTICALS INC.
China Yongxin Pharmaceuticals Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

FIRST: The Board of Director's of the Corporation (the "Board"), acting by Unanimous Written Consent in accordance with Section 141(f) of the General Corporation Law of the State of Delaware, adopted a resolution authorizing the Corporation to effect a twelve (12) to one (1) reverse split of the Common Stock, par value $0.001, whereby every twelve (12) issued and outstanding shares of the Corporation's Common Stock (including each share of treasury stock), shall automatically and without any action on the part of the holder thereof be combined into one (1) fully paid and non-assessable share of Common Stock of the Corporation (the "Common Stock ") and to file this Certificate of Amendment:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by changing the Article thereof numbered "Article IV" so that, as amended, said Article shall be amended to add the following provision:

Article IV, Section C:

5. Upon the date that this Certificate of Amendment to the Certificate of Incorporation of the Corporation becomes effective in accordance with the General Corporation Law of the State of Delaware (the "Effective Date"), each twelve (12) shares of common stock, par value $0.001 per share (“Old Common Stock"), of the Corporation issued and outstanding immediately prior to the Effective Date shall be, without any action of the holder thereof, automatically reclassified as and converted into one (1) share of common stock, par value $0.001 per share ("New Common Stock"), of the Corporation. No fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock, and no certificates or scrip representing any such fractional shares shall be issued. In lieu of such fraction of a share, any holder of such fractional share shall be entitled receive one whole share of the New Common Stock. Each stock certificate that, immediately prior to the Effective Date, represented shares of Old Common Stock shall, from and after the Effective Date, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified.

SECOND: That in lieu of a meeting and vote of stockholders, (1) holders of a majority of the issued and outstanding shares of our capital stock that are entitled to vote; and (2) holders of a majority of the outstanding shares of Series A Convertible Preferred Stock, voting as a separate class, have given Written Consent to authorize the Board to effect a reverse stock split, with the reverse split ratio to be fixed within a range of 1-for-10 to l-for-15 and to amend and restate the Certificate of Incorporation at the Board's discretion in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That the effective date for the aforesaid amendment is May 24, 2010.

FOURTH: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed this May 12, 2010.

CHINA YONGXIN PHARMACEUTICALS INC.

By:
Name: Yongxin Liu
Title: Chief Executive Officer